

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 7, 2017

Robert G. Miller
Chief Executive Officer
Albertsons Companies, LLC
250 Parkcenter Blvd.
Boise, ID 83706

> **Re:** **Albertsons Companies, LLC**
> **Registration Statement on Form S-4**
> **Filed May 19, 2017**
> **File No. 333-218138**

Dear Mr. Miller:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements

1.  We note that the registration statement does not appear to contain the financial information required by Rule 3-10(f)(4) of Regulation S-X. If you are relying on Note 1 to paragraph (f), please ensure that all required narrative disclosure is included in the notes to the financial statements. In this regard, it appears that you provide some, but not all, of the applicable representations in Note 1 to Rule 3-10(f).

Exhibits 4.17 and 4.18

2.  We note paragraphs (iv) and (vii) of the release provisions in Section 10.08 of Exhibits 4.17 and 4.18. Please explain to us how the subsidiary guarantees are "full and unconditional" in light of these provisions. Refer to Rule 3-10 of Regulation S-X.

Exhibit 5.1

3. We note that the opinion is limited to the laws of New York; however, the guarantors identified in Schedule A to the opinion letter appear to be organized under the laws of states other than New York. To provide the binding obligation opinion for the guarantors, the opinion must also consider the laws of the states in which the guarantors are organized. Please revise. For guidance, refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc:     Stuart D. Freedman, Esq.
        Schulte Roth & Zabel LLP